EXHIBIT 99.1

TRX Gold Reports 2026 Annual Meeting Voting Results

TORONTO, March 09, 2026 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce the voting results from its Annual General and Special Meeting (the “Meeting”), held on February 25, 2026.

A total of 136,312,808 common shares were voted representing 47.276% of the issued and outstanding common shares of the Company. Shareholders voted in favor of all items of business before the Meeting, as follows:

ITEM VOTED UPON	RESULTS OF VOTE – FOR	RESULTS OF VOTE – WITHHOLD/ AGAINST	RESULTS OF VOTE -ABSTAINED
Set the number of directors at five (5)	135,533,107 (99.428%)	779,701 (0.572%)	0 (0.000%)
Appoint Stephen Mullowney as director	93,539,532 (99.459%)	0 (0.000%)	509,073 (0.541%)
Appoint Dr. Norman Betts as director	93,207,054 (99.105%)	0 (0.000%)	841,551 (0.895%)
Appoint Shubo Rakhit as director	93,239,147 (99.139%)	0 (0.000%)	809,458 (0.861%)
Appoint Richard J. Steinberg as director	87,573,142 (93.115%)	0 (0.000%)	6,475,463 (6.885%)
Appoint John McVey as director	93,324,960 (99.231%)	0 (0.000%)	723,645 (0.769%)
Appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors and authorization to the Board of Directors to fix the remuneration of the auditors	134,524,911 (98.688%)	0 (0.000%)	1,787,897 (1.312%)

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and a 2,000 tonne per day process plant with upside potential as demonstrated in the May 2025 PEA. The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day of throughput capacity, and a US$1.9-US$2.6 billion pre-tax NPV5% at average life of mine gold price of US$4,000/oz-US$5,000/oz1. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are informed by the highest environmental, social and corporate governance (“ESG”) standards, as evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors:
Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

The TSX and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

1 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).